UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                          SHAMAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    819319 10
                                 (CUSIP Number)

    William D. Savoy                             Gail J. Gordon
    Vulcan Ventures Incorporated                 Foster Pepper & Shefelman PLLC
    110-110th Avenue N.E., Suite 550             1111 Third Avenue, Suite 3400
    Bellevue, WA  98004                          Seattle, WA  98101
    (206) 453-1940                               (206) 447-4400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                December 3, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13nd-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             ------------------------
 CUSIP NO.  819319 10                  13D              Page 2 of 9 Pages
            ---------
--------------------------                             ------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
    SHARES                         0 shares
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8    SHARED VOTING POWER
     EACH                          528,677,459 shares(1)
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH                          0 shares
                ----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   528,677,459 shares(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          528,677,459 shares(1)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1 %
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
 CUSIP NO.  819319 10                  13D              Page 3 of 9 Pages
            ---------
--------------------------                             ------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Paul G. Allen
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
    SHARES                         0 shares
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8    SHARED VOTING POWER
     EACH                          528,677,459 shares(1)
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH                          0 shares
                ----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   528,677,459 shares(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          528,677,459 shares(1)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1 %
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
------   -------------------

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), including the shares of Common Stock into which shares of the Issuer's Series R Preferred Stock, $0.001 par value per share ("Series R Stock"), are convertible. The Issuer's principal executive offices are located 213 E. Grand Avenue South, San Francisco, California 94080. Amounts stated in this statement reflect a one-for-twenty reverse split of the number of shares of common stock issued and outstanding effective June 22, 1999.

Item 2.  Identity and Background
------   -----------------------

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

          Paul G. Allen, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

          William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

          Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

          Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

     During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4.  Purpose of Transaction
------   ----------------------

     Vulcan Ventures and Mr. Allen acquired the securities reported in this statement for investment purposes. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     As of the date hereof, Vulcan Ventures owns of record and beneficially, (i) 20,000 shares of the Issuer's Series C Preferred Stock, par value $0.001 per share ("Series C Stock"), (ii) 110,263 shares of the Series R Stock, (iii) warrants to purchase 8,333 shares of Series R Stock (the "Warrants"), and (iv) 5,459,812 shares of the Common Stock (the "Common Shares"), including 5,299,418 shares paid as a dividend on the Series C Stock on November 29, 1999. In addition, assuming exercise of the Warrants, Vulcan Ventures may be deemed to own beneficially an additional 523,217,647 shares of Common Stock into which the Series R Preferred Stock automatically is convertible on February 1, 2000, based upon the Conversion Price, as defined below, as of January 26, 2000. As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power with Vulcan Ventures over the shares of the Issuer's capital stock owned by Vulcan Ventures. Therefore, Mr. Allen may be deemed the beneficial owner of such shares.

     The Issuer issued Series R Stock pursuant to the terms set forth in the Issuer's rights offering, which was completed in August 1999 (the "Rights Offering"). In the Rights Offering, the Issuer offered shares of Series R Stock at a price of $15.00 per share to the holders of record of the Common Stock as of July 14, 1999 (including Vulcan Ventures). Vulcan Ventures purchased 93,333 shares of Series R Stock for cash and 16,930 shares of Series R Stock and 8,333 Warrants for the cancellation of indebtedness of the Issuer to Vulcan Ventures under a bridge loan. As of November 30, 1999, 777,101 shares of Series R Stock, including those acquired by Vulcan Ventures, were outstanding.

     On February 1, 2000, each share of Series R Stock automatically will convert into a number of shares of Common Stock equal to $15.00 divided by the conversion price then in effect (the "Conversion Price"). The Conversion Price will be equal to the lesser of (i) $0.10 per share, or (ii) the price that is equal to 10% of the average closing sales price of Common Stock for the 10 trading days ending three trading days prior to February 1, 2000. The exact number of shares of Common Stock into which each share of Series R Stock will be converted will not be calculable until January 27, 2000. Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), Vulcan Ventures is deemed beneficially to own securities that it has the right to acquire within 60 days. Therefore, Vulcan Ventures was deemed beneficially to own the Underlying Shares as of December 3, 1999.

     Based upon the Conversion Price of the Series R Stock as of December 3, 1999, the shares of Series R Stock that Vulcan Ventures holds and the Series R Stock issuable upon exercise of the Warrants would convert into 847,114,286 shares of Common Stock ("Underlying Shares") upon the automatic conversion of the Series R Stock on February 1, 2000. In accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, assuming conversion of only the shares of Series R Stock owned by Vulcan Ventures and the shares of Series R Stock issuable upon exercise of the Warrants, the sum of the Underlying Shares and the Common Shares would represent 93.5% of the total shares of Common Stock outstanding as of December 3, 1999. Based upon the Conversion Price of the Series R Stock as of January 26, 2000, the shares of Series R Stock that Vulcan Ventures holds and the Series R Stock issuable upon exercise of the Warrants would convert into 523,217,647 Underlying Shares. In that case, the sum of the Underlying Shares and the Common Shares would represent 71.1% of the Common Stock outstanding. However, all shares of the Series R Stock will automatically convert to shares of Common Stock on February 1, 2000. Based upon the Conversion Price as of January 26, 2000 and assuming conversion into Common Stock on February 1,

2000 of all of the outstanding shares of Series R Stock, the Common Shares and the Common Stock into which Vulcan Venture's shares of Series R Stock would convert would represent 13.6% of the total shares of Common Stock.

     Vulcan Ventures purchased 20,000 shares of Series C Stock in a registered public offering pursuant to a prospectus dated August 18, 1998. Each share of Series C Stock entitles the holder to receive cumulative dividends payable semi-annually on May 30 and November 29 of each year as follows: (1) a stock-on-stock dividend of $10.00 per annum, paid in arrears, in shares of common stock, valued at 85% of the average closing price of the common stock for the 10 trading days ending three trading days prior to the date on which the dividend is paid; plus (2) a cash amount payable in shares of common stock, valued at 85% of the average closing price of the common stock for the 10 trading days ending three trading days prior to the date on which the dividend is paid, if the Issuer is unable under Delaware law to pay the cash amount. Each share of Series C Stock is convertible, at any time commencing on August 18, 1999 at the election of the holder, and automatically on August 18, 2004, into the greater of (1) 0.8333 shares of common stock or (2) such number of shares of common stock as equals $100 divided by 85% of the average closing price of the common stock for the 10 trading days ending three trading days prior to the date of conversion. The Issuer's Certificate of Incorporation prohibits conversion of the Series C Stock to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Issuer has registered 100,000 shares of Common Stock that Vulcan Ventures acquired in a private placement in November 1998 for resale pursuant to a prospectus dated December 1, 1998, which forms part of a Registration Statement on Form S-3.

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
------   ---------------------------------

     Exhibit      Description
     -------      -----------

      99.1        Joint Filing Agreement
      99.2 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures, Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED



     January 26, 2000                By:      /s/ William D. Savoy
                                        ----------------------------------------
                                        William D. Savoy, Vice President


     January 26, 2000                                   *
                                     -------------------------------------------
                                     Paul G. Allen


                                     *By:     /s/ William D. Savoy
                                         ---------------------------------------
                                      William  D. Savoy as  Attorney-in Fact for
                                      Paul G.  Allen  pursuant  to  a  Power  of
                                      Attorney  filed on  August 30,  1999, with
                                      the  Schedule  13G  of  Vulcan  Ventures,
                                      Incorporated and Paul G. Allen for
                                      Pathogenesis, Inc. and incorporated herein
                                      by reference.

                                  EXHIBIT INDEX



     Exhibit      Description
     -------      -----------

      99.1        Joint Filing Agreement
      99.2 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures, Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)